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                                                                Exhibit 15(a)(1)


                                    TELVENT

                   Calling of an Special Shareholders Meeting

The Board of Directors of "Telvent GIT, S.A." calls the shareholders for the Extraordinary General Shareholders Meeting that will be held at the Company's corporate headquarters located in Alcobendas (Madrid) at calle Valgrande, 6 on December 22, 2004, at 12:00 p.m. local time, on first call and, as the case may be, in the same place and at the same time on December 23, 2004, on second call, in accordance with the following:

Agenda

First.-         Application of the Spanish Tax  Consolidations Regimen.
Second.-        Queries and requests
Third.-         Granting of execution and formalisation powers
Fourth.-        Approval, as the case may be, of the Minute.

Shareholders of record as of December 17, 2004 are entitled to attend and vote on the matters set forth above. From the date of publication of this notice, the shareholders shall be entitled to obtain, immediately and free of charge, the documentation which is to be presented at the Special Shareholder's Meeting. Likewise, all shareholders have the right to be informed in accordance with
Article 112 of the Spanish Corporations Law.

Shareholders of the Company are permitted to attend the meeting and may vote in person or by proxy in accordance with the Company's Rules of Procedures of the General Meeting of Shareholders, which can be viewed at www.telvent.com/investor_zone/cg_internal_norms.htm.


A proxy card for voting may be found on our website at www.telvent.com/investor_zone/shareholders_meetings.htm. Proxy cards should be delivered to the Company to the attention of the Secretary to the Board of Directors.







In Madrid, on December 1, 2004.


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The Secretary to the Board of Directors
Ana Isabel Morales Rodriguez